August 8, 2005

By Facsimile (314) 612-2248 and U.S. Mail

J. Hord Armstrong, III
Chairman of the Board, Chief Executive Officer,
     and Treasurer
D & K Healthcare Resources, Inc.
8235 Forsyth Boulevard
St. Louis, Missouri  63105

Re:  	D & K Healthcare Resources, Inc.
	Schedule 14D-9 filed on July 22, 2005
	File No. 005-43656

Dear Mr. Armstrong:

      We have the following comments on the above referenced filing.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14d-9

Item 3.  Past Contracts, Transactions, Negotiations and
Agreements,
page 2
1. On page 2, where you describe the "Stockholder Support Agreement," clarify the reference to (iv). That is, what specific activities with respect to a competing offer are the company`s directors prohibited in engaging in? Is this a reference solely to a competed offer in which these individuals might participate, such as a management buyout or does this provision purport to prohibit the signatory directors from considering offers by other potential acquirers?
Is
there a "fiduciary out" provision? If so, how does it affect the Supporting Stockholder`s obligation to tender into the Offer?
2. We note your statement that the assertions in the representations and warranties were made solely for purposes of the contract between
McKesson and D&K Healthcare. Investors are entitled to rely upon disclosures in your publicly filed documents, including the merger agreement. Please revise your disclosure to eliminate the language indicating that the representations and warranties were made "solely" for purposes of the contract between McKesson and D&K Healthcare as it suggests that security holders may not rely upon the representations and warranties in the Merger Agreement.
3. On page 7 you disclose that the representations and warranties "may be subject to important qualifications and limitations" and that
"certain representations and warranties may not be accurate or complete as of any specified date." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your filings not misleading. Please revise your disclosure accordingly.
Item 4.  The solicitation or Recommendation, page 16
4. Refer to the first full paragraph on page 17. What reasons (if any) were provided by Company X as to why it no longer wished to pursue a transaction with the company? Provide similar disclosure for Company Y.

5. Other than the preliminary negotiations with companies X and Y, what, if any, alternatives to this transaction did the D & K Healthcare board consider? Please describe. For example, did the board consider auctioning the company? If so, why did it decide not to do so? If this alternative was not considered, please explain.
6. We refer you to reason 1 on page 19. You list the factors that the board considered in recommending the transaction. For example, you disclose that the board considered the current and historical financial condition and results of operations and the risks attendant to achieving the goals of D & K Healthcare`s strategic plan and uncertainties resulting from a shift in the pharmaceutical distribution industry. Please expand this disclosure to more clearly explain how the board considered these factors to end with a recommendation of this Offer. In this regard, specifically explain how the considerations evaluated by the board support its recommendation.
7. We note the disclosure on page 22 that caveats the description of
Citigroup`s financial analyses: "Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and the assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses conducted by Citigroup." We also note that Citigroup, in rendering its analyses, was provided with financial forecasts and estimates. It also appears that these forecasts and estimates were used to determine that the offer consideration is fair from a financial point of view to the security holders of D & K Healthcare. It seems that in order to evaluate the basis for the opinion, unit holders must be able to view the projections upon which it is based. Therefore, the projections appear to be material to a full understanding of the opinion and should be disclosed. See Item
1011(b) of Regulation M-A.
8. See our last comment above. For all forecasts prepared by management (as opposed to those from Wall Street analysts), describe the underlying material assumptions.
9. To the extent that you disclose projected financial data that has not been prepared in accordance with GAAP, advise what consideration you have given to whether the projections disclosed require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Schedule 14f-1
10. Please revise your disclosure to include the information required by Schedule 14f-1 as it relates to the individuals that will be designated by McKesson Corporation to D & K Healthcare`s board. See
Item 7(b) and (c) of Schedule 14A.
11. Please disclose the director nomination process as required by
Schedule 14f-1.  See Item 7(d)(2)(ii) of Schedule 14A.

Press Release
12. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Therefore, in future materials, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and



* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

         	               						Very truly
yours,




	Jeffrey
B. Werbitt
								Attorney-Advisor
								Office of Mergers &
Acquisitions

cc:	Richard A. Keffer, Esquire
	Vice President, General Counsel,
     and Secretary
D & K Healthcare Resources, Inc.
8235 Forsyth Boulevard
St. Louis, Missouri 63105

John J. Gillis, Jr. Esquire
David W. Braswell, Esquire
Armstrong Teasdale LLP
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740









J. Hord Armstrong, III
D & K Healthcare Resources, Inc.
August 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE